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FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
	Lubar	Sheldon	B.		12/17/02		Crosstex Energy, L.P. (XTEX)

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
	2501 Cedar Springs Suite 600					X(1) Director	10% Owner
(Street)						Officer (give title below)	Other (specify below)
								7.	Individual or Joint/Group Filing
	Dallas	Texas	75201
									(Check Applicable Line)
	(City)	(State)	(Zip)						X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common units representing limited partnership interests		19,314		I		By Lubar Nominees(2)

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Subordinated units representing limited partnership interests		(3)	—		Common units representing limited partnership interests	270,686		nil		I		By Lubar Nominees(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1)
Sheldon B. Lubar is a member of the Board of Directors of Crosstex Energy GP, LLC, the general partner of Crosstex Energy, L.P., which is the general partner of the Issuer.

(2)
Sheldon B. Lubar is a general partner of Lubar Nominees. Lubar Nominees beneficially owns securities in Crosstex Energy Holdings Inc., representing approximately 5.8% of the voting power thereof. Crosstex Energy Holdings Inc., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer. In addition, Crosstex Energy Holdings Inc. owns 333,000 of the Issuer's common units representing limited partner interests and 4,667,000 of the Issuer's subordinated units representing limited partnership interests upon the closing of the Issuer's initial public offering, which occurred on December 17, 2002. As a result, Sheldon B. Lubar may be deemed to be the beneficial owner of a portion of the common units and subordinated units owned by Crosstex Energy Holdings Inc.

(3)
The subordination period will end once the financial tests are met in the Issuer's partnership agreement. When the subordination period ends, each remaining subordinated unit will convert into one common unit.

/s/ Sheldon B. Lubar	12/19/2002
**Signature of Reporting Person	Date

  *If the form is filed by more than one reporting person, see Instruction 5(b)(v)

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm
Last update: 09/03/2002